Exhibit 99.4

To:	PharMerica Senior Leaders

Re:	Communications Toolkit

As detailed in the press release, PharMerica has entered into an agreement to be acquired by a newly formed company controlled by KKR, a leading private equity firm, with Walgreens Boots Alliance as a minority investor. We are excited about this partnership, which will deliver substantial benefits to our clients and employees.

As leaders at PharMerica, you will play an important role in setting the right tone from the outset and communicating with our employees at all levels of the organization. Attached you will find a copy of the following communications materials regarding this announcement:

•	The Press Release;

•	An Employee Letter and Employee FAQs;

•	A Client Letter and Client Talking Points

As you familiarize yourself with the communications materials, there are a number of things to keep in mind:

•	How you present and discuss this transaction will affect how employees under your supervision respond. Please keep up your energy and enthusiasm for PharMerica, and encourage your employees to embrace this new change.

•	It’s important that only the designated company executives or spokespeople speak publicly about this transaction on PharMerica’s behalf. Consistent with our policy, please be sure you and your teams forward any media inquiries to Robert Dries at 502-627-7475 or Robert.Dries@PharMerica.com. Additionally, please be sure that you and your teams do not comment about the transaction on social media.

•	The attached documents and messages have been approved by legal counsel. Therefore, it is important that you do not add to or alter these materials or any other communications you may receive in the future regarding the transaction announcement. This document should not be distributed without prior approval from the General Counsel of the company.

•	Be sensitive to your colleagues’ needs and listen to their concerns. You are a leader at PharMerica and employees will look to you for guidance. It is important that we remain disciplined, so please do not stray from the approved messaging in the attached documents by offering personal opinions about the transaction.

•	It is important to emphasize that the transaction is expected to be completed by early 2018. Until that time, it remains business as usual and PharMerica will continue to operate as an independent, publicly traded company.

Next Steps

In the near-term, please make yourself available to your direct reports to discuss the announcement and answer questions. You should also emphasize that we should all stay focused on providing our customers and clients with the superior services they’ve come to expect from PharMerica.

Talking Points

To assist you in communicating with your direct reports and associates under your supervision, below are some key messages that we suggest emphasizing.

What We Announced:

•	Today PharMerica made a very exciting announcement about the future of our company.

•	PharMerica has entered into an agreement to be acquired by a newly formed company controlled by KKR, a leading private equity firm, with Walgreens Boots Alliance as a minority investor. KKR will be the majority investor in the new company.

•	KKR is one of the most successful private equity firms in the world, with unparalleled experience in investing in leading companies and helping them take their success to the next level.

•	With the support of KKR and a strategic partner in Walgreens, PharMerica will have additional resources and expertise to advance and grow the business.

•	This partnership will significantly enhance our ability to develop and rapidly scale new products and services specifically directed towards addressing the changing needs of senior care.

•	Over the past several years we have focused our efforts on providing world-class pharmaceutical services to our clients and customers and developing innovative solutions to address the changing needs of senior care. For example, we introduced products such as TransitionRx™ and DischargeRx™ to reduce the risk of re-hospitalization. We launched ValueMed™ a unique medication management service for the Assisted Living Facilities and residents. Partnering with Walgreens, the largest provider in the U.S. with a reputation for high quality, will significantly enhance our ability to roll out and scale our products and services.

•	This transaction will deliver substantial benefits to our clients and employees.

•	KKR and Walgreens recognize that PharMerica is an innovative leader in the industry and that our success is in large part due to your hard work.

Next Steps:

•	The transaction is expected to be completed by early 2018. The ownership structure of PharMerica will change, but our leadership and commitment to excellence will remain the same. It remains business as usual at PharMerica.

•	We should all stay focused on delivering services that help our clients improve resident and patient care.

•	Thank you for your continued dedication to PharMerica.

PLEASE NOTE: It’s always okay to acknowledge that we don’t yet have all the answers. You will likely receive some questions that you will not be able to answer directly at this time. Please use this answer in those situations:

“That’s a great question, and I understand why knowing the answer is important to you. Let me run that up the flagpole. We will answer your questions as quickly and completely as possible and will keep you updated about important developments as we move forward with this transaction.”

Closing Thoughts

We will provide updated information and ensure that you and your teams have the support you need throughout this process. In the meantime, please let us know if you have any questions or comments that need our attention. Thank you for your support as we move forward with this transition.

CLIENT LETTER

Dear XXX,

PharMerica announced this morning that it has entered into an agreement to be acquired by a newly formed company controlled by Kohlberg, Kravis and Roberts (KKR), a leading private equity firm, with Walgreens Boots Alliance, a world leader in pharmaceutical services, as a minority investor. This partnership will significantly enhance our ability to develop and rapidly scale new products and services that are specifically directed towards addressing the changing needs of senior care.

Over the past several years we have focused our efforts on providing world-class pharmaceutical services to our clients and customers and developing innovative solutions to address the changing needs of senior care. For example, we introduced products such as TransitionRx™ and DischargeRx™ to reduce the risk of re-hospitalization. We launched ValueMed™ a unique medication management service for the Assisted Living Facilities and residents. Partnering with Walgreens, the largest provider in the U.S. with a reputation for high quality, will significantly enhance our ability to roll out and scale our products and services.

PharMerica’s leadership and management will remain unchanged and we assure you that there will be no changes in the pharmaceutical, clinical and technology services you currently receive. Our dedicated 6,000+ associates are committed to executing our value proposition - industry leading medication availability, cost containment and regulatory and educational services.

Your Account Manager will contact you to answer any questions you might have. We expect the transaction to close by early 2018 and look forward to continuing our partnership.

Best Regards,

INSERT

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed acquisition of PharMerica Corporation (“PharMerica”) by Phoenix Parent Holdings Inc. and Phoenix Merger Sub Inc. In connection with this transaction, PharMerica will file relevant materials with the Securities Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF PHARMERICA ARE URGED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (when available) will be mailed to stockholders of PharMerica. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by PharMerica through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PharMerica will be available free of charge on PharMerica’s internet website at http://www.PharMerica.com or by contacting PharMerica’s Investor Relations Department by email at Robert.Dries@pharmerica.com or by phone at +1 (502) 627-7000.

Participants in Solicitation

PharMerica and its directors and certain of its executive officers may be considered participants in the solicitation of proxies from PharMerica’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of PharMerica is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 10, 2017, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, which was filed with the SEC on August 2, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on May 1, 2017, and its Current Report on Form 8-K, which was filed with the SEC on April 21, 2017. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials in connection with the transaction to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of PharMerica, including any statements regarding the expected timetable for completing the proposed transaction, benefits of the proposed transaction, future opportunities, future financial performance and any other statements regarding future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of PharMerica, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of PharMerica’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; and risk that the transaction and its announcement could have an adverse effect on PharMerica’s ability to retain customers and retain and hire key personnel. Additional information concerning these and other risk factors can be found in PharMerica’s filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including PharMerica’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. PharMerica’s forward-looking statements are based on assumptions that PharMerica believes to be reasonable but that may not prove to be accurate. PharMerica assumes no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.